FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Explanatory Note: This press release is the corrected version of the press release filed with an erroneous heading on October 21, 2003. No changes, other than to the heading of the press release, have been made to the Original Form 6-K, and this Form 6-K/A does not modify or update the disclosure therein in any way other than as required to reflect the amendment of the heading of the press release.

North America’s Railroad	News FOR IMMEDIATE RELEASE

Stock symbols: TSX: CNR / NYSE: CNI

www.cn.ca

CN to acquire railroad and related holdings of Great Lakes Transportation LLC for US$380 million

MONTREAL, Oct. 20, 2003 – CN announced today it has reached agreement to acquire the railroad and related holdings of Great Lakes Transportation LLC (GLT) for US$380 million (approximately C$500 million) in a transaction that will improve CN’s NAFTA rail link between Western Canada and Chicago and expand its role in the transportation of bulk commodities for the U.S. steel industry.

Under the transaction, CN will acquire two small railroads, a switching company, and a fleet of Great Lakes vessels from Monroeville, Pa.-based GLT, a company controlled by The Blackstone Group:

•	The 212-mile Duluth, Missabe and Iron Range Railway Company (DM&IR) – the Class II railroad is a common carrier of pelletized iron ore in the U.S.;

•

Bessemer and Lake Erie Railroad Company (B&LE) – a Class II railroad carrying primarily coal, iron ore and limestone between the Lake Erie port of Conneaut, Ohio, and steel mills in the Pittsburgh area;

•	The Pittsburgh & Conneaut Dock Company (P&C Dock) – a Class III switching railroad that performs ship-to-rail and rail-to-ship bulk transfer operations for the B&LE at three docks at Conneaut;

•	Great Lakes Fleet, Inc. (Great Lakes Fleet) – a non-railroad company with a fleet of eight vessels carrying bulk commodities on the Great Lakes.

E. Hunter Harrison, president and chief executive officer of CN, said: “CN’s acquisition of the GLT carriers will drive new efficiencies in our network, improve customer service, preserve competition and expand our participation in the steel industry’s bulk materials supply chain. The transaction is also good news for the Mesabi Range iron ore-producing region of Northern Minnesota – it will strengthen its transportation ties to the United States steel industry in the Midwest and Pennsylvania.

“The transaction will give us ownership of a 17-mile segment of DM&IR track in the Duluth, Minn./Superior, Wis., area that is an essential part of CN’s Chicago-Western Canada main line. CN currently operates over this short segment of track under a trackage rights agreement with DM&IR.

“Also, by owning parallel CN and DM&IR lines in the 64-mile rail corridor north of Duluth/Superior, we will be able to move our freight trains through the region more efficiently and avoid capital expenses we would otherwise incur for improvements to our existing line.”

Gordon T. Trafton, CN’s senior vice-president, United States Region, said: “We believe GLT customers will benefit from being served by CN -- the continent’s most efficient railroad -- whose only business is rail service and which has the financial wherewithal to invest in freight cars, locomotives, dock facilities and capital works that underpin a crucial supply chain for the steel industry. Second, the transaction will preserve shipper choice, as demonstrated by our commitment to keep open all active gateways.”

Acquisition of the GLT carriers will increase CN’s annual revenues by about C$285 million. CN plans to finance the transaction with debt and expects the acquisition to be accretive to earnings per share and free cash flow in the first year of control of the GLT carriers.

The CN/GLT transaction is subject to a determination by the U.S. Surface Transportation Board (STB) that it is a minor one under the STB’s merger rules and, ultimately, STB approval. Reviews by the U.S. Maritime Administration and Coast Guard are required for CN’s acquisition of Great Lakes Fleet. Review of CN’s acquisition of Great Lakes Fleet by the U.S. Federal Trade Commission and the Department of Justice Antitrust Division is also required.

Assuming the STB treats the transaction as a minor one, CN expects to close the transaction by mid-year 2004, and would exercise control of the GLT carriers soon after receipt of requisite approvals.

Information on the transaction and a map of the areas served by the GLT carriers and CN are available at www.cn.ca/Gltacquisition, or click on the GLT Acquisition icon on CN's home page, www.cn.ca.

This news release contains forward-looking statements. CN cautions that, by their nature, forward-looking statements involve risk and uncertainties and that its results could differ materially from those expressed or implied in such statements. Reference should be made to CN’s most recent Form 40-F filed with the United States Securities and Exchange Commission, and the Annual Information Form filed with the Canadian securities regulators, for a summary of major risks.

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Duluth, Minn./Superior, Wis., Green Bay, Wis., Minneapolis/St. Paul, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

Contacts:
Media	Investment Community
Mark Hallman	Robert Noorigian
System Director, Media Relations	Vice-President, Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: October 31, 2003	By:	/s/ Sean Finn

		Name:	Sean Finn
		Title:	Senior Vice President Public Affairs, Chief Legal Officer and Corporate Secretary